02040305

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MAY 31, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date May 28, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

BC FORM 45-902F (Formerly Form 20)

Securities Act

Report Of Exempt Distribution

1. State the full name, address and telephone number of the issuer of the security distributed.

   IMA EXPLORATION INC. (the "Issuer")
   Name of issuer

   #709 - 837 West Hastings Street, Vancouver, BC, V6C 3N6
   Address

   (604) 687-1828
   Telephone Number

2. State whether the issuer is or is not an exchange issuer and, if reporting, the jurisdictions in which it is reporting.

   British Columbia, Alberta and Ontario

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quotation system.

   The Issuer is listed and trading on the TSX Venture Exchange.

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options for the purchase of up to 510,000 common shares of the Issuer, at a price of $0.50 per share, until May 2, 2007.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full name of purchaser and municipality and jurisdiction of residence	Number of options granted	Date of distribution	Exercise price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Ismael Saldana Lima, Peru	50,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
William Lee Delta, BC	50,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02

Full name of purchaser and municipality and jurisdiction of residence	Number of options granted	Date of distribution	Exercise price per security/total purchase price (Cdn $)	Exemption relied on	Length of any restricted or seasoning period
Sean D. Hurd Vancouver, BC	60,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Nikolaos Cacos Vancouver, BC	20,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Bruno Faccin Burnaby, BC	10,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Marianna DeSimone Rome, Italy	80,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Isabel Chiarantano Buenos Aires, Argentina	80,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Jeanne Denee Vancouver, BC	10,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02
Campbell Smyth Sydney, Australia	150,000	May 22/02*	$0.50	Sec. 74(2)(9) of the Securities Act (British Columbia)	4 months from date of grant or Sept.4/02

**May 22, 2002 is the date regulatory approval was received by the Issuer.*

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
See attached Schedule "A".			

7. State the total dollar value (Cdn$) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

   The dollar value of the stock options distributed in British Columbia is $75,000.

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

   If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name and Address of person being compensated	Compensation paid (number and type of security and/or cash amount (CDN$)	Exemption relied on	Price Per Share (CDN$)
Not applicable.			

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, BC, this 28th of May, 2002.

IMA EXPLORATION INC.
Name of issuer (please print)

[signature]
Signature of authorized signatory

William Lee, Director
Name and office of authorized signatory
(please print)

Schedule "A"

Full name and residential address of purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Exemption relied on
Ismael Saldana Raymon Ribeyro 986 Barranco Lima, Peru 4	Phone: 011-511445-0133 Email: ismaelsaldana@hotmail.com	50,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
William Lee 4750 Wesley Drive Delta, BC V4M 1W8	Phone: 604-687-1828 Email: wlee@imaexploration.com	50,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Sean D. Hurd Suite 101, 2028 West 11th Ave. Vancouver, BC V6J 2C9	Phone: 604-687-1828 Email: shurd@imaexploration.com	60,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Nikolaos Cacos 1175 Park Drive Vancouver, BC V6P 2J7	Phone:604-687-1828 Email: ncacos@imaexploration.com	20,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Bruno Faccin 1582 Blaine Ave. Burnaby, BC V5A 2L8	Phone: 604-420-3436 Email: n/a	10,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Marianna DeSimone Via Giuseppe Pecci N15 Rome, Italy 00165	Phone: 011-396-874-780-189 Email: n/a	80,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Isabel Chiarantano 104 Ave. Libertad Canuelas, Buenos Aires Argentina 1418	Phone: 011-542-226-421183 Email: n/a	80,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Jeanne Denee 5141 Cliffridge Ave. N. Vancouver, BC V7R 3V2	Phone: 604-988-4042 Email: jdenee@imaexploration.com	10,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)
Campbell Smyth 165 Beattie Street Balmain, Sydney NSW Australia 2041	Phone: 011-61298-100-641 Email: csmyth@bigpond.net.au	150,000 incentive stock options	Sec. 74(2)(9) of the Securities Act (British Columbia)